                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                     Nutrition For Life International, Inc.

                                (Name of Issuer)



                          Common Stock, $.01 par value

                         (Title of Class of Securities)


                                   670615202

                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Bernard C. Sherman


2.  CHECK THE APPRPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [  ]
          (b)  [  ]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Canadian


                  5.  SOLE VOTING POWER


                  6.  SHARED VOTING POWER
                      1,215,390
 NUMBER OF
  SHARES
BENEFICIALLY      7.  SOLE DISPOSITIVE POWER
OWNED BY
  EACH
REPORTING
PERSON WITH       8.  SHARED DISPOSITIVE POWER
                      1,215,390




9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,215,390

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     20.8

12.  TYPE OF REPORTING PERSON*

     IN


*    SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

Amendment No. 2


Item 1(a)  NAME OF ISSUER:
       Nutrition For Life International, Inc.


Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
       9101 Jameel, Suite 180, Houston, Texas  77040


Item 2(a)  NAME OF PERSON(s) FILING:
       Bernard C. Sherman


Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
       150 Signet Drive, Weston, Ontario, Canada M9L 1T9


Item 2(c)  CITIZENSHIP:
       Canadian


Item 2(d)  TITLE OF CLASS OF SECURITIES:
       Common stock, $.01 par value


Item 2(e)  CUSIP NUMBER:
       670615202


Item 3     THE PERSON(s) FILING IS(ARE):
       Not applicable.


Item 4    OWNERSHIP:
       See Items 5 through 9 and 11 on the cover page (page 2). Shermfin Corp. owns 565,390 shares which represents approximately 9.7% of the outstanding shares of the issuer's common stock. Mr. Sherman may be deemed a beneficial ownerof the shares held by

       Shermfin Corp. due to his affiliation with Shermfin Corp. Apotex Foundation owns 650,000 shares or approximately 11.1% of the issuer's shares. Mr. Sherman is a director of Apotex Foundation but this filing is not to be construed as an admission of beneficial ownership.


Item 5:    OWNERSHIP OF 5% OR LESS OF A CLASS:
       Not applicable.


Item 6.    OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:
       Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
       Not applicable.


Item 8:    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
       Not applicable.


Item 9:    NOTICE OF DISSOLUTION OF THE GROUP:
       Not applicable


ITEM 10:   CERTIFICATION:
       Not applicable



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:         February 17, 1998

SIGNATURE:    /s/ Bernard C. Sherman

Name/Title:   Bernard C. Sherman